Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

For the six months ended September 30, 2024

FE Battery Metals Corp. Management’s Discussion & Analysis For the six months ended September 30, 2024

1.0	INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) of the financial condition and results of operations of FE Battery Metals Corp. (“FE Battery” or the “Company”) should be read in conjunction with the accompanying unaudited condensed interim financial statements and related notes thereto for the six-months ended September 30, 2024 and 2023, (the “Financial Report”).

FE Battery Metals Corp. (“FE Battery” or the “Company”) was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Canada.

The Company’s common shares trade on the Canadian Securities Exchange (FE), the OTCBB Exchange (FEMFF) and the Frankfurt Exchange (A2JC89).

Unless indicated otherwise, all financial data in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

FE Battery is a junior resource company engaged in the exploration and development of mineral properties. It currently maintains early-stage exploration properties in Canada

This discussion focuses on key statistics from the unaudited condensed interim financial statements for the six-month period ended September 30, 2024 and up to the date of this MD&A and pertains to known risks and uncertainties relating to the gold exploration and development and mining industry. This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political, and environmental conditions.

This MD&A contains information to November 27, 2024.

Additional information relating to the Company is available on SEDAR at www.sedarplus.ca and on the Company’s website www.febatterymetals.com.

1.1	SIX-MONTH HIGHLIGHTS

●	On October 17, 2024, the Company closed the first tranche of the non-brokered private placement and issued 8,750,000 flow-through common shares at a price of $0.08 cents per share for gross proceeds of $700,000 and will pay 6% in finders’ fees of $42,000;

●	The Company commenced its 2024 exploration program at the Augustus lithium property. This program will include trenching, stripping and channel sampling focused on lithium anomalies identified through 2023 soil sampling efforts. Additionally, new soil sampling grids will be established on the property to identify further lithium exploration targets. The field crew will mobilize to the project in the by mid-September, 2024; and

FE Battery Metals Corp. Management’s Discussion & Analysis For the six months ended September 30, 2024

●	On April 18, 2024, the Company closed a private placement for gross proceeds of $400,000, by issuing 1,739,130 flow-through shares priced at $0.23 per flow-through share and paid finder’s fees of $24,000;

OVERVIEW OF PROJECTS

1.2	Augustus Lithium Property, Quebec

The Augustus Lithium Property is located in Landrienne & Lacorne-Townships, Quebec, Canada. The Augustus Lithium property is comprised of 21 mineral claims covering over 900 hectares located in the Abitibi area of western Quebec.

In November 2022, the Company completed the required option payments, common share issuances and exploration expenditures to acquire 100% interest of the Augustus Lithium property. The property is also subject to a 2.0% NSR.

The Augustus Property is a part of the Preissac–Lacorne pegmatite fields where spodumene bearing lithium pegmatites were discovered in 1940s’. The geology and the mineralization of the Augustus property are similar to the geology and mineralization of the Quebec Lithium Mine located approximately 6 kilometers to the southeast of the property. It has excellent infrastructure support with road network, railway, electricity, water, and trained manpower available locally. Geologically the Preissac-Lacorne area lies within a belt of volcanic and sedimentary rocks intruded to the north by LaMotte batholiths and to the south by the Preissac batholiths and Moly Hill pluton.

There are several historical and currently active lithium and molybdenum prospects/mines located approximately 3 km to 20 km from the property. Some of the important prospects/mines are: Mine Quebec Lithium which was formerly owned by RB Energy, Authier Lithium owned by Sayona Mining of Australia, Valor Lithium, Duval Lithium, Lacorne Lithium, International Lithium, Vallee Lithium, and Moly Hill Mine. All these projects / prospects are at various stages of exploration and development, out of which Mine Quebec Lithium is the most advanced project followed by Authier lithium project.

The Company commenced its 2024 exploration program at the Augustus lithium property. This program will include trenching, stripping and channel sampling focused on lithium anomalies identified through 2023 soil sampling efforts. Additionally, new soil sampling grids will be established on the property to identify further lithium exploration targets. The field crew will mobilize to the project in the by mid-September, 2024.

Fiscal 2024 Exploration Highlights:

In December 2023, the Company announced the assay results from its August to October 2023 sampling program. A total of 995 samples were collected from grid sampling on six select areas (Grids A-F) located south of the main known mineralization. Anomalous lithium values returned from Grids C, D, E and F indicate great potential for new LCT (lithium-cesium-tantalum) pegmatite target areas for further exploration.

FE Battery Metals Corp. Management’s Discussion & Analysis For the six months ended September 30, 2024

Assay Highlights

Soil survey Grid C stands out well with a NW-SE trending lithium (Li) anomaly in the eastern part of the grid The revealed trend is still open to the southeast and possesses coincident anomalous values of cesium (Cs), niobium (Nb) and tantalum (Ta). The results of Grid C occur far to the south of the main Augustus pegmatites but show a trend roughly parallel to Augustus and the NAL pegmatites. This area has been selected to be a priority target for FE for the discovery of a new LCT type pegmatite zone.

Soil survey Grid D uncovered another priority target with a roughly E-W zone of strong lithium values which appears to curve to a N-S orientation within the western portion of the sample grid. The anomalous lithium trend is open both to the north and south and contains coincident anomalous values of Cs, Nb and Ta.

Soil survey Grid F covered a large zone of continuous anomalous lithium values that occur roughly over 100 to 300 meters in width and 1 kilometer south to north in the eastern half of the sampled grid Anomalous niobium (Nb) and rubidium (Rb) occur with the lithium. FE plans to return to this area with the intent of extending Grid F to test if the Li, Nb and Rb anomaly continuous further north as the grid terminated in high values.

Soil survey Grid E returned elevated lithium values all over the grid except for a low-grade area in the eastern part of the grid.

Soil grids A and B returned isolated anomalous lithium values but contained no definite trend.

Qualified Person

Technical data pertaining to the properties above was reviewed and approved by Afzaal Pirzada, P.Geo., who is FE Battery Metals Corp.’s qualified person under National Instrument 43-101.

1.3	DISCUSSION OF OPERATIONS

For the six-months end September 30, 2024, compared to six-months ended September 30, 2023

The net loss and comprehensive loss for the six-months ended September 30, 2024 (“Current Period”) was $925,861, a decrease of $2,945,815 over the net loss and comprehensive loss for the six-months ended September 30, 2023 (“Comparative Period”) of $3,871,676. The significant differences between the two periods are as follows:

●	Exploration and evaluations expenditures were $139,314 in the Current Period, a decrease of $985,466 over the Comparative Period expenditures of $1,124,780. The Comparative Period expenditures were higher due to the Augustus Lithium Property drill program conducted during the period;

●	Investor relations were $328,492 in the Current Period, a decrease of 270,319 in expenditures over the Comparative Period expenditures of $598,811. Investor relations consist of North American and European Investor Marketing programs; and

FE Battery Metals Corp. Management’s Discussion & Analysis For the six months ended September 30, 2024

●	Share-based payments expense was $240,689 in the Current Period, while the Comparative Period was $1,841,033. The expense was the estimated fair value of the stock options and restricted share units granted to directors, officers, and consultants during the Current Period.

1.4	SUMMARY OF QUARTERLY RESULTS

The financial results for each of the eight most recently completed quarters are summarized below:

	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Net revenues	$-	$-	$-	$-
Net loss	$(369,514)	$(552,325)	$(1,059,793)	$(1,703,604)
Per share	$(0.01)	$(0.01)	$(0.02)	$(0.03)

	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Net revenues	$-	$-	$-	$-
Net loss	$(1,866,040)	$(2,005,636)	$(3,927,459)	$(794,743)
Per share	$(0.04)	$(0.04)	$(0.15)	$(0.03)

Significant variations in the net loss between periods are primarily due to the write-down of exploration and evaluation assets, and share-based compensation as well as fluctuations in general administrative and shareholder communications expenses.

1.5	LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been primarily limited to proceeds raised from equity financings. The Company’s liquidity depends primarily on its ability to obtain external financing to meet the Company’s future operating expenditures.

The Company is not exposed to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

FE Battery began the period ended September 30, 2024, with $1,704,908 in cash. During the period ended September 30, 2024, the Company expended $350,709 on operating activities, net of working capital changes, and generated $376,000 from financing activities which was attributable to net proceeds from share issuances, to end at September 30, 2024 with $1,730,199 in cash.

On April 18, 2024, the Company closed a non-brokered private placement for 1,739,130 Quebec flow-through shares (“QFT share”) priced at $0.23 per QFT share for gross proceeds of $400,000. The Company recognized a liability for flow-through shares of $86,957 and Company also paid finder’s fees of $24,000.

FE Battery Metals Corp. Management’s Discussion & Analysis For the six months ended September 30, 2024

On October 17, 2024, the Company closed the first tranche of the non-brokered private placement and issued 8,750,000 flow-through common shares at a price of $0.08 cents per share for gross proceeds of $700,000 and will pay 6% in finders’ fees of $42,000.

At September 30, 2024, FE Battery had working capital of $1,282,203, compared to working capital of $1,678,090 at March 31, 2024, and an accumulated deficit of $57,105,197 at September 30, 2024 compared to $56,179,336 at March 31, 2024.

Management estimates that these funds will not be sufficient to provide the Company with the financial resources to carry out currently planned exploration and operations through the next twelve months. Therefore, the Company will need to seek additional sources of financing to meet all exploration expenditures for its property commitments as well its ongoing operations. While the Company was successful in obtaining its most recent financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company. These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value.	Common shares issued and outstanding	Share purchase warrants	Stock options	Restricted Share Units
Outstanding at September 30, 2024	52,585,286	927,778	4,760,526	2,000,000
Shares issued pursuant to a private placement	8,750,000	-	-	-
Outstanding at the date of this MD&A	61,335,286	927,778	4,760,526	2,000,000

1.6	OFF STATEMENT OF FINANCIAL POSITION ARRANGEMENTS

At September 30, 2024, the Company had no off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market, or credit risk to the Company.

1.7	TRANSACTIONS WITH RELATED PARTIES

Remuneration of directors and key management personnel of the Company was as follows for the six-month period ended September 30, 2024, and 2023:

	For the three months ended September 30,		For the six months ended September 30,
	2024	2023	2024	2023
Consulting fees charged by directors of the Company	$2,400	$10,000	$5,600	$10,000
Exploration consulting fees charged by directors	-	4,500	-	9,500
Salaries, fees and benefits	71,550	50,000	136,950	100,000
Share-based payments	-	246,750	177,788	1,368,843

FE Battery Metals Corp. Management’s Discussion & Analysis For the six months ended September 30, 2024

Related party balances as at September 30, 2024 and March 31, 2024 were as follows:

	September 30, 2024	March 31, 2024
Amounts due to Directors and Officers of the Company	$101,243	$171,294
Amounts due to companies controlled by directors and officers	96,700	83,575
	$197,943	$254,869

1.8	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. There have been no significant changes to the Company’s critical accounting estimates for the three-month period ended September 30, 2024, from those disclosed in Note 3 of the Financial Report.

1.9	CHANGES IN ACCOUNTING POLICIES

The Company prepares its financial statements using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accounting policies and methods of application applied by the Company in these financial statements are the same as those applied in the Company’s most recent annual financial statements for the year ended March 31, 2024, except for those policies which have changed as a result of the adoption of new and amended IFRS pronouncements effective April 1, 2024.

New, Amended and Future IFRS Pronouncements

More detail on these new, amended, and future IFRS pronouncements are provided in Note 2 of the Company’s Financial Report.

1.10	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair Value

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

FE Battery Metals Corp. Management’s Discussion & Analysis For the six months ended September 30, 2024

The following provides the valuation method of the Company’s financial instruments as at September 30, 2024 and March 31, 2024:

		September 30, 2024	March 31, 2024
Cash	1	$1,730,199	$1,704,908
Reclamation deposits	1	11,000	11,000
Market securities	1	218,159	187,425
Financial Liabilities	1	494,233	491,452

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining a sufficient cash balance. As at September 30, 2024, the Company had cash of $1,730,199 to settle current liabilities of $494,233. Further information relating to liquidity risk is disclosed in Note 1.

Interest Rate Risk

The Company has no significant exposure at September 30, 2024, to interest rate risk through its financial instruments.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investment, reclamation bonds and amounts receivable. The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash with a high credit quality major Canadian financial institution as determined by ratings agencies. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its amounts receivable.

Currency Risk

The Company has no significant exposure at September 30, 2024, to currency risk through its financial instruments.

FE Battery Metals Corp. Management’s Discussion & Analysis For the six months ended September 30, 2024

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return. Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.

There were no transfers from levels or change in the fair value measurements of financial instruments for the six-months ended September 30, 2024, compared to the year ended and March 31, 2024.

Management of capital

The Company primarily considers shareholders’ equity in the management of its capital. The Company manages its capital structure and makes adjustments to it, based on funds available to the Company, in order to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria management but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

The Company’s objectives when managing capital are:

●	To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining sufficient level of funds, to support continued evaluation and maintenance of the Company’s existing properties, and to acquire, explore and develop other precious metals, base metals, and industrial mineral deposits;

●	To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal; and

●	To obtain the necessary financing if and when it is required.

The properties in which the Company currently holds an interest are in the exploration stage and the Company is dependent on external financing to explore and take the project to development. In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and attempt to raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to facilitate the management of capital and development of its mineral properties, the Company’s management informs the Board of Directors as to the quantum of expenditures for review and approval prior to commencement of work. In addition, the Company may issue new equity, incur additional debt, enter into joint venture agreements, or dispose of certain assets. When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity. In order to maximize ongoing development efforts, the Company does not pay dividends. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

FE Battery Metals Corp. Management’s Discussion & Analysis For the six months ended September 30, 2024

There were no changes in the Company’s approach to capital management during the period ended September 30, 2024, compared to the year ended to March 31, 2024. The Company is not subject to externally imposed capital requirements. Further information relating to management of capital is disclosed in Note 1 of the Financial Report.

1.11	RISKS AND UNCERTAINTIES

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Only investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment should undertake such investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position.

The Company’s financial condition, results of operations and businesses are subject to certain risks, certain of which are described below (and elsewhere in this MD&A):

Property risk

None of the Company’s Canadian projects have reserves or demonstrated economic viability and there is no assurance that an economic or minable deposit will be found. If the Company acquires additional mineral properties, any material adverse development affecting the new mineral properties could also have a material adverse effect on the financial condition and results of operations.

Additional Funding Requirements

The Company is reliant upon additional equity financing in order to continue its business and operations, as it is in the business of mineral exploration and at present does not derive any income from its mineral assets. There is no guarantee that future sources of funding will be available to the Company. If the Company is not able to raise additional equity funding in the future, it will be unable to carry out its business.

Mineral Exploration

Mineral exploration involves a high degree of risk. Few properties that are explored are brought to production. Unusual or unexpected geological formations, formation pressures, structural weaknesses, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides, and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and will continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling. There can be no assurance that the funds required will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many of which are outside the control of the Company, including the cost of operations, variations in the grade recovered, price fluctuations in the metal markets, costs of processing and other equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company’s mineral exploration and exploitation activities will be successful.

FE Battery Metals Corp. Management’s Discussion & Analysis For the six months ended September 30, 2024

Commodity Price Volatility

The price of various commodities that the Company is exploring for can fluctuate significantly and is beyond the Company’s control. The Company is specifically concerned with the prices of precious and base metals. While the Company would benefit from an increase in the value of precious and base metals, a decrease in the value of precious and base metals and other minerals could also adversely affect it.

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Company has investigated its title to the mineral properties for which it holds an option or concessions or mineral leases or licences, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Company does not carry title insurance with respect to its mineral properties. A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to explore, develop and mine that property, perhaps without compensation for its prior expenditures relating to the property.

Country Risk

The Company could be at risk regarding any political developments in the country in which it operates.

Uninsurable Risks

Mineral exploration activities involve numerous risks, including unexpected or unusual geological operating conditions, formation weaknesses, hydrogeological conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of its common shares.

Environmental Regulation and Liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities but also the possible effects of such activities upon the environment. Environmental legislation may change and make mining uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions and a breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner that may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers, and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future

FE Battery Metals Corp. Management’s Discussion & Analysis For the six months ended September 30, 2024 environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities, and delays in the development of the Company’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations that may entail costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Company does not maintain environmental liability insurance.

Regulations and Permits

The Company’s activities are subject to a wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties, or other liabilities.

Potential Dilution

The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional options and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.

1.12	OTHER MD&A INFORMATION

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The components of exploration costs are described in Note 6 of the Financial Report.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in all

FE Battery Metals Corp. Management’s Discussion & Analysis For the six months ended September 30, 2024 material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

There was no change in the Company’s internal controls over financial reporting (“ICFR”) that occurred during the period ended September 30, 2024, and which materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

APPROVAL

The Board of Directors of FE Battery has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedarplus.ca.

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A, other than statements of historical fact, constitute “forward-looking information” within the meaning of Canadian securities legislation, and the United States Private Securities Litigation Reform Act of 1995. “Forward-looking information” includes, but is not limited to, statements with respect to potential mineralization and geological merits of the Company’s exploration projects the Company’s future plans, exploration and drilling programs, objectives, business strategy, budgets, projected costs, financial results, expected cash runway and liquidity, and requirements for additional capital. In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “contemplates”, “budget”, “possible”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information is based on assumptions regarding future events and other matters and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Assumptions on which forward-looking information in this MD&A is based include the assumption that strategic alternatives are available to the Company, the assumption the Company will continue as a going concern and will continue to be able to access the capital required to advance its projects and continue operations. Risks and uncertainties include, among others: inherent risks involved in the exploration and development of mineral properties; uncertainties involved in interpreting drill results and other exploration data; potential for delays in exploration activities; geology, grade and continuity of mineral deposits; possibility that future exploration results may not be consistent with the Company’s current expectations; reduction in future prices of precious metals; currency fluctuations; accidents, labor disputes and other risks associated with the mining industry; delays in obtaining governmental approvals; uncertainties relating to the availability and costs of financing required in the future; events adversely affecting the cash resources and estimated cash availability; and competition and loss of key employees. Other risks and uncertainties are discussed throughout this MD&A and, in particular, in the section below entitled “Risks and Uncertainties”.

FE Battery Metals Corp. Management’s Discussion & Analysis For the six months ended September 30, 2024

In making the statements in this MD&A containing forward-looking information, the Company has applied several material assumptions, including but not limited to, assumptions regarding the ability of the Company to obtain, on reasonable terms, the necessary financing to complete the exploration and development of its property interests, as well as the future profitable production or proceeds from the disposition of the Company’s exploration and evaluation assets.

Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise the forward-looking information in this MD&A, whether as a result of new information, events or otherwise, except as required by applicable securities legislation. Accordingly, readers are cautioned not to put undue reliance on forward-looking information.